November 24, 2010	Jeremy C. Smith
202-508-4632
202-383-8331
Jeremy.Smith@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Laura Hatch

Re:	Ashmore Funds
File nos. 333-169226; 811-22468

Dear Ms. Hatch:

Pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), on September 3, 2010, Ashmore Funds (the “Trust”) filed its initial registration statement on Form N-1A (the “Registration Statement”) relating to the issuance of common shares of beneficial interest of its respective series Ashmore Emerging Markets Corporate Debt Fund, Ashmore Emerging Markets Local Currency Fund, Ashmore Emerging Markets Local Currency Bond Fund, Ashmore Emerging Markets Sovereign Debt Fund and Ashmore Emerging Markets Total Return Fund (each a “Fund” and, collectively, the “Funds”). You provided a letter to our attention, dated September 29, 2010 (the “Comment Letter”), setting forth comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the Registration Statement. On November 8, 2010, the Trust filed a Pre-Effective Amendment to its Registration Statement (“Pre-Effective Amendment No. 1”) to, among other things, amend the Registration Statement to address the Staff’s comments provided in the Comment Letter. Following the filing of Pre-Effective Amendment No. 1, you provided additional comments to the Registration Statement telephonically (“Oral Comments”). On November 23, 2010, the Trust filed a Pre-Effective Amendment to its Registration Statement (“Pre-Effective Amendment No. 2”) to, among other things, amend the Registration Statement to address the Staff’s Oral Comments. Following the filing of Pre-Effective Amendment No. 2, you provided additional comments to the Registration Statement telephonically on November 23, 2010 (“Additional Oral Comments”).

In concert with the transmission of this letter, the Trust intends to submit Pre-Effective Amendment No. 3 to the Registration Statement to, among other things, amend the Registration Statement to reflect the Trust’s responses to the Staff’s Additional Oral Comments as set forth below.

PROSPECTUS

1.	Comment: Please re-calculate the expense examples assuming that any fee waiver and/or expense reimbursement arrangement expires after one year.

Response: The requested changes have been made.

2.	Comment: In respect of Ashmore Emerging Markets Corporate Debt Fund, please revise the definition of “Corporate issuer” so that it does not include Sovereigns and governmental agencies.

Response: The referenced language has been revised to read as follows in the Glossary section of the Prospectus:

“[Corporate issuer:] an issuer located in an Emerging Market Country or an issuer deriving at least 50% of its revenues or profits from goods produced or sold, investments made, or services performed in one or more Emerging Market Countries or that has at least 50% of its assets in one or more Emerging Market Countries. Corporate issuers do not include Sovereigns or governmental agency issuers, but may include corporate or other business entities in which a Sovereign or governmental agency or entity may have, indirectly or directly, an interest, including a majority or greater ownership interest (e.g., Gazprom, CITIC, Qatar Telecom).”

Similar changes have been made in the description of the Fund’s principal investment strategies.

3.	Comment: Please revise the definition of an Emerging Market Corporate Issuer to be more consistent with the guidance provided in footnote 26 of Investment Company Act Release No. 24828 (January 17, 2001) (adopting Rule 35d-1 under the Investment Company Act of 1940).

Response: The referenced language has been revised to read as follows:

“[A Corporate issuer is . . .an] issuer located in an Emerging Market Country or deriving at least 50% of its revenues or profits from goods produced or sold, investments made, or services performed in one or more Emerging Market Countries or that has at least 50% of its assets in one or more Emerging Market Countries.”

4.	Comment: Please delete the following from the definition of Emerging Market Countries: “, and any country which the Investment Manager determines has an economy or other characteristics indicative of an emerging market economy.”

Response: The requested changes have been made.

STATEMENT OF ADDITIONAL INFORMATION

5.	Comment: Please explain supplementally the use of the term “earmark” in the Statement of Additional Information.

Response: The referenced language is intended to indicate that the Funds reserve the right to designate assets on the Funds’ records in accordance with the “Dear CFO” letter from the Staff of the Division of Investment Management dated November 7, 1997.

6.	Comment: Please make any corresponding changes to the Funds’ Statement of Additional Information necessary as a result of the changes made in response to the Staff’s comments to the Funds’ Prospectuses.

Response: The requested changes have been made.

*****

We believe that this submission responds to the Staff’s comments. Please feel free to call me at (202) 508-4632 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Jeremy C. Smith

Jeremy C. Smith

cc:	Alexandra Autrey
David C. Sullivan